Form 10-K, Exhibit 13
period 1996-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND L P
filed 1997-03-28
CIK 846176

                                   1996
-------------------------------------------------------------------------------
Prudential-Bache                   Annual
Capital Return Futures Fund L.P.   Report

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
        LETTER TO THE LIMITED PARTNERS FOR THE YEAR ENDED DECEMBER 31, 1996

                         1177 Avenue of the Americas      Telephone 212 596 7000
                         New York, NY 10036               Facsimile 212 596 8910

Price Waterhouse LLP                                      (LOGO)


                       Report of Independent Accountants

January 29, 1997

To the General Partner and
Limited Partners of
Prudential-Bache Capital Return Futures Fund L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations and of changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund L.P. (the ``Partnership'') at December 31, 1996, and the results of its operations and the changes in its partners' capital for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Deloitte &
   Touche LLP
                        --------------------------------------------------------
                        Two World Financial Center Telephone: (212) 436-2000 New York, New York 10281-1414 Facsimile: (212) 436-5000



                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Prudential-Bache Capital Return Futures Fund L.P.

We have audited the accompanying statement of financial condition of Prudential-Bache Capital Return Futures Fund L.P. as of December 31, 1995 and the related statements of operations and changes in partners' capital for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund L.P. as of December 31, 1995, and the results of its operations for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

January 29, 1996

-----------------
Deloitte Touche
Tohmatsu
International
-----------------

                                       2A

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                        --------------------------
                                                                           1996           1995
--------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash                                                                    $ 4,416,242    $ 4,882,612
U.S. Treasury bills, at amortized cost                                   13,869,729     15,256,948
Net unrealized gain on open commodity positions                             417,876        414,130
                                                                        -----------    -----------
Total assets                                                            $18,703,847    $20,553,690
                                                                        -----------    -----------
                                                                        -----------    -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $   664,958    $   770,138
Management fees payable                                                      62,075         68,183
Accrued expenses                                                             61,858         51,018
Due to affiliates                                                            19,472         47,676
                                                                        -----------    -----------
Total liabilities                                                           808,363        937,015
                                                                        -----------    -----------
Commitments
Partners' capital
Limited partners (129,302 and 149,378 units outstanding)                 17,716,405     18,850,694
General partner (1,307 and 6,070 units outstanding)                         179,079        765,981
                                                                        -----------    -----------
Total partners' capital                                                  17,895,484     19,616,675
                                                                        -----------    -----------
Total liabilities and partners' capital                                 $18,703,847    $20,553,690
                                                                        -----------    -----------
                                                                        -----------    -----------
Net asset value per limited and general partnership unit (``Units'')    $    137.02    $    126.19
                                                                        -----------    -----------
                                                                        -----------    -----------

--------------------------------------------------------------------------------
        The accompanying notes are an integral part of these statements

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                           -----------------------------------------
                                                              1996           1995           1994
----------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss)                                   $3,400,298     $7,231,676     $(5,337,170)
Change in net unrealized gain                                (470,820)        24,602        (189,239)
Interest from U.S. Treasury bills                             694,789        931,320         641,564
Realized gain on reserve assets                                    --             --          33,752
Change in net unrealized gain on reserve assets                    --             --        (142,344)
Interest from reserve assets                                       --             --         455,032
                                                           ----------     ----------     -----------
                                                            3,624,267      8,187,598      (4,538,405)
                                                           ----------     ----------     -----------
EXPENSES
Commissions                                                 1,416,851      1,725,325       1,616,313
Letter of credit fees                                              --             --         235,782
Management fees                                               715,244        882,190         750,008
Incentive fees                                                     --        437,793              --
General and administrative                                    161,330        179,200         182,015
Amortization of organizational costs                               --             --          11,065
                                                           ----------     ----------     -----------
                                                            2,293,425      3,224,508       2,795,183
                                                           ----------     ----------     -----------
Net income (loss)                                          $1,330,842     $4,963,090     $(7,333,588)
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                           $1,341,731     $4,814,944     $(7,164,969)
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
General partner                                            $  (10,889)    $  148,146     $  (168,619)
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND
GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average limited and
  general partnership unit                                 $     9.23     $    28.30     $    (27.40)
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
Weighted average number of limited and general
  partnership units outstanding                               144,158        175,382         267,683
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------

--------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                             LIMITED         GENERAL
                                               UNITS         PARTNERS        PARTNER         TOTAL
------------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1993           321,900     $ 40,921,028     $ 786,454     $ 41,707,482
Net loss                                                     (7,164,969)     (168,619)      (7,333,588)
Redemptions                                   (127,036)     (14,539,167)           --      (14,539,167)
                                              --------     ------------     ---------     ------------
Partners' capital--December 31, 1994           194,864       19,216,892       617,835       19,834,727
Net income                                                    4,814,944       148,146        4,963,090
Redemptions                                    (39,416)      (5,181,142)           --       (5,181,142)
                                              --------     ------------     ---------     ------------
Partners' capital--December 31, 1995           155,448       18,850,694       765,981       19,616,675
Net income (loss)                                             1,341,731       (10,889)       1,330,842
Redemptions                                    (24,839)      (2,476,020)     (576,013)      (3,052,033)
                                              --------     ------------     ---------     ------------
Partners' capital--December 31, 1996           130,609     $ 17,716,405     $ 179,079     $ 17,895,484
                                              --------     ------------     ---------     ------------
                                              --------     ------------     ---------     ------------

--------------------------------------------------------------------------------
       The accompanying notes are an integral part of these statements

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Capital Return Futures Fund L.P. (the ``Partnership'') is a Delaware limited partnership formed on January 26, 1989 which will terminate on December 31, 2009 unless terminated sooner under the provisions of the Amended and Restated Agreement of Limited Partnership (the ``Partnership Agreement''). On May 12, 1989, the Partnership completed its offering and raised $139,151,000 from the sale of 1,377,053 units of limited partnership interest and 14,457 units of general partnership interest. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. Physical commodities may also be traded from time to time. The general partner of the Partnership is Seaport Futures Management, Inc. (the ``General Partner'') which is an affiliate of Prudential Securities Incorporated (``PSI''), the Partnership's commodity broker. Both the General Partner and PSI are wholly-owned subsidiaries of Prudential Securities Group Inc. (``PSGI''). The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

   Initially, sixty percent (60%) of the net proceeds of the offering was deposited in the Partnership's trading accounts for commodity trading purposes (referred to as the Partnership's ``Traded Assets''). The General Partner generally maintains not less than seventy-five percent (75%) of the Traded Assets in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining twenty-five percent (25%) of the Traded Assets is held in cash in commodity trading accounts. As a protective device in conjunction with the letter of credit (see further discussion below), the remaining forty percent (40%) of the net proceeds was placed in reserve (the ``Reserve Assets'') and was not committed to commodities trading until June 30, 1994 (the ``Capital Return Date''). On the Capital Return Date, the letter of credit expired and the Reserve Assets were allocated for commodities trading to John W. Henry & Co., Inc., an independent commodities trading manager.

   All trading decisions for the Partnership are currently made by John W. Henry & Co., Inc. During the period January 1, 1992 through June 30, 1994, John W. Henry & Co., Inc., and Chang-Crowell Management Corporation (``CCM'') shared responsibilities for the Partnership's trading decisions. John W. Henry & Co., Inc. became the sole trading advisor to the Partnership beginning July 1, 1994. (The independent commodity trading managers are each a ``Trading Manager''). The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

   On May 12, 1989, an irrevocable letter of credit (``Letter of Credit'') was issued in favor of the Partnership by Citibank, N.A. (the ``Bank''). The Letter of Credit was intended to provide protection to the limited partners against loss of their initial investment as of the Capital Return Date when the limited partners had the option to redeem their units and receive the greater of the then current net asset value per Unit or 100% of their initial investment. The Letter of Credit expired on June 30, 1994 (with no payment required of the Bank) and does not provide protection thereafter.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partner to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

   Commodity futures and forward transactions are reflected in the accompanying statements of financial condition on trade date. The difference between the original contract amount and market value is reflected as net unrealized gain or loss. The market value of each contract is based upon the closing quotation on the exchange, clearing firm or bank on, or through, which the contract is traded.

   To the extent practicable, the Partnership invests a significant portion of its Traded Assets in U.S. Treasury bills to fulfill original margin requirements. Reserve Assets were invested in U.S. Treasury strips.

U.S. Treasury bills are carried at amortized cost, which approximates market, while the U.S. Treasury strips were carried at their market value. Interest on these obligations accrues for the benefit of the Partnership.

   The weighted average number of limited and general partnership units outstanding was computed for purposes of disclosing net income (loss) per weighted average limited and general partnership unit. The weighted average limited and general partnership units are equal to the number of Units outstanding at year end, adjusted proportionately for the Units redeemed based on their respective time outstanding during such year.

   The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standard No. 102, ``Statement of Cash Flows--Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.''

   Certain balances from prior years have been reclassified to conform with the current financial statement presentation.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from the Partnership's operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations, distributions and redemptions

   Net realized profits or losses for tax purposes are allocated first to partners who redeem Units to the extent the amounts received on redemption are greater than or are less than the amounts paid for the redeemed Units by the partners. Net realized profits or losses remaining after these allocations are allocated to each partner in proportion to such partner's capital account at year-end. Net income or loss for financial reporting purposes is allocated quarterly to all partners on a pro rata basis based on each partner's number of Units outstanding during the quarter.

   Distributions (other than on redemptions of Units) are made at the sole discretion of the General Partner on a pro rata basis in accordance with the respective capital accounts of the partners. No distributions have been made since inception.

   The Partnership Agreement provides that a limited partner may redeem its units as of the last business day of any full calendar quarter at the then current net asset value per Unit reduced by each Unit's pro rata portion of unamortized organizational costs.

C. Costs, Fees and Expenses

Organizational costs

   Costs incurred to organize the Partnership, including but not limited to legal, accounting, registration fees and certain printing costs, are considered deferred organizational costs. These costs were capitalized and amortized over a 60-month period ending in 1994.

Commissions and Letter of Credit fees

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. The Partnership paid PSI fees comprised of brokerage and Letter of Credit fees at an initial rate of 5/6 of 1% per month (a 10% annual rate) of the Partnership's as of the first day of each month. In conjunction with the expiration of the Letter of Credit (See Note A), a decrease to the rate of 2/3 of 1% per month (an 8% annual rate) for brokerage fees was implemented on July 1, 1994.

   Through June 30, 1994, the portion of the monthly fee paid to PSI representing Letter of Credit fees was calculated as follows: (i) .0010416 (a 1.25% annual rate) of the outstanding letter of credit amount as of the first day of each month was due to the Bank for issuing and maintaining the letter of credit, and (ii) .0002083 (a .25% annual rate) of the outstanding letter of credit amount as of the first day of each month was due to PSGI for being obligated to make payment of a portion of the General Partner's repayment obligation in the event the General Partner was unable to do so. Following the expiration of the Letter of Credit on June 30, 1994 (see Note A), the Partnership was no longer obligated to pay these fees.

Management and incentive fees

   The Partnership has paid each Trading Manager monthly management fees ranging from 3/16 of 1% (2 1/4% annual rate) to 1/3 of 1% (a 4% annual rate) of the portion of the Partnership's Traded Assets allocated to that Trading Manager as of the end of each month. The current Trading Manager is paid at a 4% annual rate.

   In addition, the Partnership has also paid each Trading Manager a quarterly incentive fee ranging from 15% to 20% of the ``New High Net Trading Profits'' generated by each Trading Manager (as defined in the Advisory Agreement between the Partnership, the General Partner and each Trading Manager). The current Trading Manager is paid at a 15% rate effective July 1, 1994.

General and administrative expenses

   In addition to the costs, fees and expenses previously discussed, the Partnership reimburses the General Partner and its affiliates for actual Partnership operating expenses payable by, or allocable to, the Partnership. The amount of reimbursement from the Partnership is limited by the provisions of the Partnership Agreement. The Partnership also pays amounts directly to unrelated parties for certain operating expenses.

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services, accounting and financial management, registrar, transfer and assignment functions, investor communications, printing services, and other administrative services.

   The costs incurred for these services for the years ended December 31, 1996, 1995 and 1994 were:

                                                        1996           1995           1994
                                                     ----------------------------------------
        Commissions                                  $1,416,851     $1,725,325     $1,616,313
        Letter of Credit fees                                --             --         39,297
        General and administrative                       92,346        111,364        107,150
                                                     ----------     ----------     ----------
             Total                                   $1,509,197     $1,836,689     $1,762,760
                                                     ----------     ----------     ----------
                                                     ----------     ----------     ----------

   The Partnership maintains its trading and cash accounts at PSI. Approximately 75% of the Traded Assets is invested in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities.

   In connection with the Partnership's interbank transactions, PSI engages in foreign currency forward transactions with the Partnership and an affiliate of PSI who, as principal, attempts to earn a profit on the bid-ask spreads (which must be competitive) on any foreign currency forward transactions entered into between the Partnership and PSI, on the one hand, and PSI and such affiliate on the other. In connection with its trading of foreign currencies in the interbank market, PSI may arrange bank lines of credit at major international banks. To the extent such lines of credit are arranged, PSI does not charge the Partnership for maintaining such lines of credit, but requires margin deposits with respect to forward contract transactions.

E. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the years ended December 31, 1996, 1995 and 1994, respectively:

                                                              1996           1995           1994
                                                           -----------------------------------------
Net income (loss) per financial statements                 $1,330,842     $4,963,090     $(7,333,588)
Change in net unrealized gain on Reserve Assets                    --             --         142,344
Change in unrealized gain/loss on nonregulated
  commodity positions and foreign currencies                  709,383         14,371        (214,768)
Original issue discount adjustments to interest income             --             --         128,458
                                                           ----------     ----------     -----------
Tax basis net income (loss)                                $2,040,225     $4,977,461     $(7,277,554)
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------

   The differences between the tax and book bases of partners' capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

F. Credit and Market Risk

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk).

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level of volatility of interest rates, foreign currency exchange rates or the market values of the contracts (or commodities underlying the contracts) frequently result in changes in the Partnership's unrealized gain

(loss) on open commodity positions reflected on the statements of financial condition. The Partnership's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by the Partnership as well as the liquidity of the markets in which the contracts are traded.

   Futures and options contracts are traded on organized exchanges and are thus distinguished from forward contracts which are entered into privately by the parties. The credit risks associated with futures and options contracts are typically perceived to be less than those associated with forward contracts, because exchanges typically provide clearinghouse arrangements in which the collective credit (subject to certain limitations) of the members of the exchanges is pledged to support the financial integrity of the exchange. On the other hand, the Partnership must rely solely on the credit of its broker (PSI) with respect to forward transactions. The Partnership presents unrealized gains and losses on open forward positions at a net amount in the statements of financial condition because it has a master netting agreement with PSI.

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership's Trading Manager to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties (currently PSI is the sole counterparty or broker); limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. The General Partner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Manager as it, in good faith, deems to be in the best interests of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission (``CFTC'') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1996 and 1995, such segregated assets totalled $17,277,553 and $17,263,200, respectively. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $1,148,057 and $3,385,792 at December 31, 1996 and 1995, respectively. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1996 and 1995, the Partnership's open forward contracts mature within three months, but open futures contracts mature within nine months and one year, respectively.

   At December 31, 1996 and 1995, gross contract amounts of open futures and forward contracts are:

                                                                     December         December
                                                                        31,              31,
                                                                       1996             1995
                                                                    -----------      -----------
     Currency Forward Contracts:
       Commitments to purchase                                      $14,780,831      $ 2,908,537
       Commitments to sell                                          $21,404,866      $12,481,234
     Currency Futures Contracts:
       Commitments to purchase                                      $1,527,963       $   440,660
       Commitments to sell                                          $2,058,838       $ 5,021,700
     Financial Futures Contracts:
       Commitments to purchase                                      $37,638,257      $70,094,468
       Commitments to sell                                          $8,448,337       $11,556,783
     Other Futures Contracts:
       Commitments to purchase                                      $  419,159       $   537,121
       Commitments to sell                                          $2,628,405       $ 1,300,800

   The gross contract amounts represent the Partnership's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures or forward contract). The gross contract amounts significantly exceed the future cash requirements as the Partnership intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the ``fair value'' of its futures and forward contracts to be the net unrealized gain or loss on the contracts. Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross contract amounts, while the market risk associated with its commitments to sell is unlimited since the Partnership's potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   At December 31, 1996 and 1995, the fair value of open futures and forwards contracts was:

                                               December 31, 1996           December 31, 1995
                                           -------------------------    -----------------------
                                                  Fair Value                  Fair Value
                                           -------------------------    -----------------------
                                             Assets      Liabilities     Assets     Liabilities
                                           ----------    -----------    --------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $   13,200    $    13,625    $116,513     $      --
     Currencies                                74,723            175       5,771        23,988
     Other                                     80,797          1,456      54,057           600
  Foreign exchanges
     Financial                                129,424        143,249     358,529           850
Forward Contracts:
     Currencies                               522,582        244,345     321,721       417,023
                                           ----------    -----------    --------    -----------
                                           $  820,726    $   402,850    $856,591     $ 442,461
                                           ----------    -----------    --------    -----------
                                           ----------    -----------    --------    -----------

   The following table presents the average fair value of futures and forward contracts during the year ended December 31, 1996 and 1995, respectively.

                                                  Year Ended                   Year Ended
                                               December 31, 1996            December 31, 1995
                                           -------------------------    -------------------------
                                              Average Fair Value           Average Fair Value
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $   83,801    $    16,095    $   93,296    $     6,699
     Currencies                               107,987          6,777       160,089        139,716
     Other                                     68,075          9,742        69,288         20,751
  Foreign exchanges
     Financial                                624,117         30,627       288,249         27,110
Forward Contracts:
     Currencies                               640,634        373,816     1,799,532        997,679
                                           ----------    -----------    ----------    -----------
                                           $1,524,614    $   473,057    $2,410,454    $ 1,191,955
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the net realized gains (losses) and the change in net unrealized gains/losses during the years ended December 31, 1996 and 1995, respectively.

                                     Year Ended December 31, 1996                         Year Ended December 31, 1995
                          --------------------------------------------------   --------------------------------------------------
                                                Change in                                            Change in
                           Net Realized       Net Unrealized                    Net Realized       Net Unrealized
                          Gains (Losses)       Gains/Losses         Total      Gains (Losses)       Gains/Losses         Total
                          --------------   --------------------   ----------   --------------   --------------------   ----------
Futures Contracts:
  Domestic exchanges
    Financial               $  198,794          $ (116,938)       $   81,856     $  645,738           $(21,050)        $  624,688
    Currencies                 452,656              92,765           545,421        519,095            167,672            686,767
    Other                      404,316              25,884           430,200       (198,020)           (86,477)          (284,497)
  Foreign exchanges
    Financial                2,187,546            (371,504)        1,816,042      1,907,276            (89,434)         1,817,842
    Currencies                (445,409)                 --          (445,409)      (394,837)                --           (394,837)
    Other                           --                  --                --          7,256                 --              7,256
Forward Contracts:
    Currencies                 658,248             373,539         1,031,787      4,745,168             53,891          4,799,059
Foreign Currencies             (55,853)           (474,566)         (530,419)            --                 --                 --
                          --------------       -----------       --------------  -----------         ----------        ----------
                          --------------       -----------       --------------  -----------         ----------        ----------
                            $3,400,298          $ (470,820)       $2,929,478     $7,231,676           $ 24,602         $7,256,278
                          --------------       -----------       --------------  -----------         ----------        ----------
                          --------------       -----------       --------------  -----------         ----------        ----------

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   The Partnership commenced operations on May 12, 1989 with gross proceeds of $139,151,000. After accounting for organizational and offering costs, the Partnership's net proceeds were $137,151,000. At the inception of the Partnership, sixty percent of the net proceeds were allocated to commodities trading activity (``Traded Assets'') and forty percent was placed in reserve (``Reserve Assets'') and invested in investment grade interest-bearing obligations (i.e. U.S. Treasury strips). On February 15, 1994 these U.S. Treasury strips matured. The resulting proceeds were invested in U.S. Treasury bills, which earned a lower rate of return.

   On June 30, 1994, the letter of credit expired and the Reserve Assets became available for commodities trading. These assets were allocated to John W. Henry & Co., Inc., the Partnership's Trading Manager. As such, at December 31, 1996, 100% of the Partnership's total net assets are allocated to commodities trading. At December 31, 1996, a significant portion of the Traded Assets was held in U.S. Treasury bills (which represented approximately 75% of the Traded Assets prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that U.S. Treasury bills bears to the Traded Assets varies each day, and from month to month, as the market value of commodity interests change. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

   The commodities contracts are subject to periods of illiquidity because of market conditions, regulatory considerations and other reasons. For example, commodity exchanges limit fluctuations in commodity futures contract prices during a single day by regulations referred to as ``daily limits.'' During a single day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent the Partnership from promptly liquidating its commodity futures positions.

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The General Partner attempts to minimize these risks by requiring the Partnership's Trading Manager to abide by various trading limitations and policies. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures, forward and options contracts.

   Redemptions by limited partners recorded for the years ended December 31, 1996, 1995 and 1994 were $2,476,020, $5,181,142 and $14,539,167, respectively.
Redemptions by the General Partner for the year ended December 31, 1996 were $576,013. Redemptions by limited partners and the general partner from the commencement of operations, May 12, 1989, through December 31, 1996 totalled $138,191,647 and $1,577,085, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Unit as of December 31, 1996 was $137.02, an increase of 8.58% from the December 31, 1995 net asset value per Unit of $126.19, which was an increase of 23.97% from the December 31, 1994 net asset value per Unit of $101.79. The MAR (Managed Account Reports) Fund/Pool Index, which tracked the performance of 420 futures funds in 1996, returned 11.89%, outperforming the Partnership. Past performance is not necessarily indicative of future results.

   The global interest rate, currency and metal sectors were solid performers for 1996. Trends in world currency markets reflected economic fundamentals as well as political developments, particularly the progress of the planned European Monetary Union. Global bond markets gained momentum in the second half of the year due to the low interest rate policies set by the U.S. Federal Reserve Bank and the central banks of Europe. After reaching a five year high in February, gold prices began a relentless decline throughout the year.

   As discussed in Liquidity and Capital Resources above, the letter of credit expired on June 30, 1994. As a result, there were no letter of credit fees charged since that date. With the expiration of the letter of credit, Reserve Assets were allocated to commodities trading thus increasing the Partnership's Traded Assets, including its investments in U.S. Treasury bills. This increase in U.S. Treasury bills, coupled with higher interest rates in 1995 versus 1994, resulted in an increase of approximately $290,000 in interest income from U.S. Treasury bills for the year ended December 31, 1995 as compared to 1994. However, poor trading performance during the first nine months of 1996 as well as redemptions reduced the amount of funds available for investment in U.S. Treasury bills during 1996. These factors, as well as a decrease in interest rates in 1996 versus 1995, resulted in a decrease in interest income from U.S. Treasury bills of approximately $237,000 for the year ended December 31, 1996 as compared to 1995. Additionally, interest income from Reserve Assets was eliminated following the allocation of Reserve Assets to commodities trading. The interest earned on Reserve Assets was $455,302 for the year ended December 31, 1994.

   Commissions are calculated on the Traded Assets at the beginning of each month and, therefore, vary based on monthly trading performance and redemptions. The Traded Assets increased when Reserve Assets were allocated to commodities trading as discussed above. However, the commission rate decreased by 2% from 10% (inclusive of letter of credit fees) to 8% effective July 1, 1994. The combination of these factors caused commissions plus letter of credit fees to decrease by approximately $127,000 for the year ended December 31, 1995 as compared to 1994. Commissions decreased by approximately $308,000 for the year ended December 31, 1996 as compared to 1995 due to the effect of poor trading performance during the first nine months of 1996 as well as redemptions on the monthly Traded Assets.

   All trading decisions are currently made by John W. Henry & Co., Inc. Management fees are calculated on the Traded Assets as of the end of each month and, therefore, are affected by trading performance and redemptions. Additionally, the Traded Assets increased when Reserve Assets were allocated to commodities trading as discussed above. Effective July 1, 1994, all assets previously allocated to Chang-Crowell Management Corporation (``CCM'') were allocated to John W. Henry & Co., Inc. CCM was paid management fees at a 2 1/4% annual rate compared to a 4% annual rate paid to John W. Henry & Co., Inc. As a result, management fees increased by approximately $132,000 for the year ended December 31, 1995 as compared to 1994. However, management fees decreased by approximately $167,000 for the year ended December 31, 1996 as compared to 1995 due to the effect of poor trading performance during the first nine months of 1996, as well as redemptions on the monthly Traded Assets.

   Incentive fees are based on New High Net Trading Profits generated by each Trading Manager, as defined in the Advisory Agreement between the Partnership, the General Partner and each Trading Manager. Prior to July 1, 1994, incentive fees were paid to CCM and John W. Henry & Co., Inc. at rates ranging from 15% to 20% of the New High Net Trading Profits. Effective July 1, 1994, John W. Henry & Co., Inc. is paid a quarterly incentive fee of 15%. Trading performance resulted in incentive fees of approximately $438,000 for the year ended December 31, 1995. No incentive fees were paid during 1996 and 1994.

   General and administrative expenses decreased by approximately $18,000 for the year ended December 31, 1996 compared to 1995 and decreased by approximately $3,000 for the year ended December 31, 1995 compared to 1994. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership, in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners. The decreases noted above were primarily due to a reduction in overall costs associated with administering the Partnership.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1996.

--------------------------------------------------------------------------------

      I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Prudential-Bache Capital Return Futures Fund L.P. is accurate and complete.

     SEAPORT FUTURES
     MANAGEMENT, INC.
     (General Partner)

     By: Barbara J. Brooks
     Treasurer and Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-turn equivalents of brokerage commissions paid per contract for the year ended December 31, 1996 was $200.

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       Prudential Securities Incorporated
       P.O. Box 2016
       Peck Slip Station
       New York, New York 10272-2016

Peck Slip Station
                                   BULK RATE
P.O. Box 2016
                                  U.S. POSTAGE
New York, NY 10272
                                      PAID
                                 Automatic Mail

9N17172-0