Form 10-K, Exhibit 13
period 1997-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND L P
filed 1998-03-30
CIK 846176

                                                          1997
--------------------------------------------------------------------------------
Prudential-Bache                                         Annual
Capital Return Futures                                   Report
Fund L.P.

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.

                                                                      March 1998

Dear Limited Partner:

   Enclosed is the Annual Report of Prudential-Bache Capital Return Futures Fund L.P. (the 'Fund') for the year ended December 31, 1997, including audited financial statements for the Fund which contain, among other things, the operating results for the year.

   The Fund posted a gain of 7.93% in 1997, while the MAR (Managed Account Reports) Fund/Pool Index, which tracked the performance of 315 futures funds in 1997, returned 9.34%. At year-end, the Fund's net asset value per unit was $147.88*. Past performance is not necessarily indicative of future results.

   The Fund was profitable in 1997 as gains were achieved in the currency, financial, metal and index sectors. Gains were somewhat offset by losses in the energy, soft and grain sectors. Further information with respect to the Fund's performance is included in the section of the report entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations'.

   Effective March 31, 1997, John W. Henry & Company, Inc. (the 'Trading Manager') terminated its Yen Financial Portfolio. Accordingly, as of April 1, 1997 the General Partner reallocated assets previously traded pursuant to the Yen Financial Portfolio to the Trading
Manager's Original Program. We believe this change will effectively compliment the performance of the Fund.

   We value your continued participation as a Limited Partner of the Fund. Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

Sincerely,
Thomas M. Lane, Jr.
President and Director
Seaport Futures Management, Inc.

* As of March 25, 1998, the estimated net asset value per unit was $136.62.

                    1177 Avenue of the Americas   Telephone 212 596 7000
                    New York, NY 10036            Facsimile 212 596 8910
Price Waterhouse LLP                              (LOGO)

                       Report of Independent Accountants

January 26, 1998

To the General Partner and
Limited Partners of
Prudential-Bache Capital Return Futures Fund L.P.

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund L.P. at December 31, 1997 and 1996, and the results of its operations for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Deloitte &
  Touche LLP
       (LOGO)
------------------------------------------------------------------------------
                   Two World Financial Center        Telephone: (212) 436-2000
                   New York, New York 10281-1414     Facsimile: (212) 436-5000

INDEPENDENT AUDITORS' REPORT

To the Partners of
Prudential-Bache Capital Return Futures Fund L.P.

We have audited the accompanying statements of operations and of changes in partners' capital of Prudential-Bache Capital Return Futures Fund L.P. for the year ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and changes in partners' capital of Prudential-Bache Capital Return Futures Fund L.P. for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
January 29, 1996

                                       2A

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                        --------------------------
                                                                           1997           1996
--------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash                                                                    $ 3,259,537    $ 4,416,242
U.S. Treasury bills, at amortized cost                                   13,007,441     13,869,729
Net unrealized gain on open commodity positions                           1,177,521        417,876
                                                                        -----------    -----------
Total assets                                                            $17,444,499    $18,703,847
                                                                        -----------    -----------
                                                                        -----------    -----------

LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $   291,915    $   664,958
Management fees payable                                                      57,913         62,075
Accrued expenses                                                             52,908         61,858
Due to affiliates                                                            17,580         19,472
Incentive fee payable                                                        12,998             --
                                                                        -----------    -----------
Total liabilities                                                           433,314        808,363
                                                                        -----------    -----------

Commitments
Partners' capital
Limited partners (113,880 and 129,302 units outstanding)                 16,840,972     17,716,405
General partner (1,151 and 1,307 units outstanding)                         170,213        179,079
                                                                        -----------    -----------
Total partners' capital                                                  17,011,185     17,895,484
                                                                        -----------    -----------
Total liabilities and partners' capital                                 $17,444,499    $18,703,847
                                                                        -----------    -----------
                                                                        -----------    -----------

Net asset value per limited and general partnership unit ('Units')      $    147.88    $    137.02
                                                                        -----------    -----------
                                                                        -----------    -----------
--------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements.

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                            ----------------------------------------
                                                               1997           1996           1995
----------------------------------------------------------------------------------------------------
REVENUES
Net realized gain                                           $1,602,156     $3,400,298     $7,231,676
Change in net unrealized gain                                1,234,209       (470,820)        24,602
Interest from U.S. Treasury bills                              676,690        694,789        931,320
                                                            ----------     ----------     ----------
                                                             3,513,055      3,624,267      8,187,598
                                                            ----------     ----------     ----------
EXPENSES
Commissions                                                  1,377,622      1,416,851      1,725,325
Management fees                                                695,451        715,244        882,190
Incentive fees                                                  12,998             --        437,793
General and administrative                                     148,399        161,330        179,200
                                                            ----------     ----------     ----------
                                                             2,234,470      2,293,425      3,224,508
                                                            ----------     ----------     ----------
Net income                                                  $1,278,585     $1,330,842     $4,963,090
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
ALLOCATION OF NET INCOME
Limited partners                                            $1,265,788     $1,341,731     $4,814,944
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
General partner                                             $   12,797     $  (10,889)    $  148,146
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
NET INCOME PER WEIGHTED AVERAGE LIMITED AND GENERAL
PARTNERSHIP UNIT
Net income per weighted average limited and general
  partnership unit                                          $    10.34     $     9.23     $    28.30
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
Weighted average number of limited and general
  partnership units outstanding                                123,618        144,158        175,382
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                             LIMITED         GENERAL
                                               UNITS         PARTNERS        PARTNER         TOTAL
------------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1994           194,864     $ 19,216,892     $ 617,835     $ 19,834,727
Net income                                                    4,814,944       148,146        4,963,090
Redemptions                                    (39,416)      (5,181,142)           --       (5,181,142)
                                              --------     ------------     ---------     ------------
Partners' capital--December 31, 1995           155,448       18,850,694       765,981       19,616,675
Net income (loss)                                             1,341,731       (10,889)       1,330,842
Redemptions                                    (24,839)      (2,476,020)     (576,013)      (3,052,033)
                                              --------     ------------     ---------     ------------
Partners' capital--December 31, 1996           130,609       17,716,405       179,079       17,895,484
Net income                                                    1,265,788        12,797        1,278,585
Redemptions                                    (15,578)      (2,141,221)      (21,663)      (2,162,884)
                                              --------     ------------     ---------     ------------
Partners' capital--December 31, 1997           115,031     $ 16,840,972     $ 170,213     $ 17,011,185
                                              --------     ------------     ---------     ------------
                                              --------     ------------     ---------     ------------
------------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements.

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Capital Return Futures Fund L.P. (the 'Partnership') is a Delaware limited partnership formed on January 26, 1989 which will terminate on December 31, 2009 unless terminated sooner under the provisions of the Amended and Restated Agreement of Limited Partnership (the 'Partnership Agreement'). On May 12, 1989, the Partnership completed its offering and raised $139,151,000 from the sale of 1,377,053 units of limited partnership interest and 14,457 units of general partnership interest. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. The general partner of the Partnership is Seaport Futures Management, Inc. (the 'General Partner') which is an affiliate of Prudential Securities Incorporated ('PSI'), the Partnership's commodity broker. Both the General Partner and PSI are wholly owned subsidiaries of Prudential Securities Group Inc. ('PSGI'). The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

   During the three years ended December 31, 1997, 100% of the Partnership's assets were allocated for commodity trading purposes (referred to as the Partnership's 'Traded Assets'). The General Partner generally maintains not less than 75% of the Traded Assets in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining 25% of the Traded Assets is held in cash in commodity trading accounts.

   Since July 1994, all trading decisions for the Partnership have been made by John W. Henry & Company, Inc. (the 'Trading Manager'), an independent commodities trading manger. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

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

   To the extent practicable, the Partnership invests a significant portion of its Traded Assets in U.S. Treasury bills to fulfill original margin requirements. U.S. Treasury bills are carried at amortized cost which approximates market. Interest on these obligations accrues for the benefit of the Partnership.

   The weighted average number of limited and general partnership units outstanding was computed for purposes of disclosing net income per weighted average limited and general partnership unit. The weighted average limited and general partnership units are equal to the number of Units outstanding at year-end, adjusted proportionately for the Units redeemed based on their respective time outstanding during such year.

   The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standard No. 102, 'Statement of Cash Flows--Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.'

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

   The Partnership Agreement provides that a limited partner may redeem its units as of the last business day of any full calendar quarter at the then current net asset value per Unit.

C. Costs, Fees and Expenses

Commissions

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. The Partnership pays PSI monthly fees equal to 2/3 of 1% (an 8% annual rate) of the Partnership's net asset value as of the first day of each month.

Management and incentive fees

   The Partnership pays the Trading Manager a monthly management fee of 1/3 of 1% (a 4% annual rate) of the Partnership's net asset value as of the last day of each month and a quarterly incentive fee of 15% of the 'New High Net Trading Profits' (as defined in the Advisory Agreement among the Partnership, the General Partner and the Trading Manager).

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

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services, accounting and financial management, registrar, transfer and assignment functions, investor communications, printing services and other administrative services.

   The costs incurred for these services for the years ended December 31, 1997, 1996 and 1995 were:

                                                        1997           1996           1995
                                                     ----------------------------------------
        Commissions                                  $1,377,622     $1,416,851     $1,725,325
        General and administrative                       91,077         92,346        111,364
                                                     ----------     ----------     ----------
             Total                                   $1,468,699     $1,509,197     $1,836,689
                                                     ----------     ----------     ----------
                                                     ----------     ----------     ----------

   The Partnership maintains its trading and cash accounts at PSI, the Partnership's commodity broker. Except for the portion of assets that is deposited as margin to maintain forward currency contract positions as further discussed below, the Partnership's assets are maintained either with PSI or, for margin purposes, with the various exchanges on which the Partnership is permitted to trade.

   The Partnership, acting through its Trading Manager, executes over-the-counter, spot, forward and/or option foreign exchange transactions with PSI. PSI then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. ('PBGM'). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between PSI and the Partnership pursuant to a line of credit. PSI may require that collateral be posted against the marked-to-market positions of the Partnership.

E. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for tax reporting purposes for the years ended December 31, 1997, 1996 and 1995, respectively:

                                                              1997           1996           1995
                                                           -----------------------------------------
Net income per financial statements                        $1,278,585     $1,330,842     $ 4,963,090
Change in unrealized gain/loss on nonregulated
  commodity positions and foreign currencies                 (532,445)       709,383          14,371
                                                           ----------     ----------     -----------
Tax basis net income                                       $  746,140     $2,040,225     $ 4,977,461
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------

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

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level of volatility of interest rates, foreign currency exchange rates or the market values of the contracts (or commodities underlying the contracts) frequently result in changes in the Partnership's unrealized gain (loss) on open commodity positions reflected in the statements of financial condition. The Partnership's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by the Partnership as well as the liquidity of the markets in which the contracts are traded.

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

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership's Trading Manager to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties (currently, PSI is the sole counterparty or broker); limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. The General Partner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Manager as it, in good faith, deems to be in the best interests of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1997 and 1996, such segregated assets totalled $9,141,872 and $17,277,553, respectively. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $7,946,743 and $1,148,057 at December 31, 1997 and 1996, respectively. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1997, the Partnership's open forward contracts mature within three months and open futures contracts mature within one year.

   At December 31, 1997 and 1996, gross contract amounts of open futures and forward contracts are:

                                                                       1997             1996
                                                                    -----------      -----------
     Currency Forward Contracts:
       Commitments to purchase                                      $8,299,224       $14,780,831
       Commitments to sell                                          21,741,261       21,404,866
     Currency Futures Contracts:
       Commitments to purchase                                              --        1,527,963
       Commitments to sell                                                  --        2,058,838
     Financial Futures Contracts:
       Commitments to purchase                                      64,953,831       37,638,257
       Commitments to sell                                          28,551,074        8,448,337
     Other Futures Contracts:
       Commitments to purchase                                       3,287,779          419,159
       Commitments to sell                                           7,476,710        2,628,405

   The gross contract amounts represent the Partnership's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures or forward contract). The gross contract amounts significantly exceed the future cash requirements as the Partnership intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the 'fair value' of its futures and forward contracts to be the net unrealized gain or loss on the contracts. Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross contract amounts involved, while the market risk associated with its commitments to sell is unlimited since the Partnership's potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   At December 31, 1997 and 1996, the fair value of open futures and forwards contracts was:

                                                     1997                        1996
                                           -------------------------    -----------------------
                                             Assets      Liabilities     Assets     Liabilities
                                           ----------    -----------    --------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $   80,344     $      --     $ 13,200     $  13,625
     Currencies                                    --            --       74,723           175
     Other                                    611,279        68,124       80,797         1,456
  Foreign exchanges
     Financial                                250,118        66,494      129,424       143,249
     Other                                     16,249         1,735           --            --
Forward Contracts:
     Currencies                               622,474       266,590      522,582       244,345
                                           ----------    -----------    --------    -----------
                                           $1,580,464     $ 402,943     $820,726     $ 402,850
                                           ----------    -----------    --------    -----------
                                           ----------    -----------    --------    -----------

   The following table presents the average fair value of futures and forward contracts during the year ended December 31, 1997 and 1996, respectively.

                                                     1997                         1996
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $   92,498     $  12,619     $   83,801     $  16,095
     Currencies                                59,637        14,160        107,987         6,777
     Other                                    255,036       105,041         68,075         9,742
  Foreign exchanges
     Financial                                354,783        52,688        624,117        30,627
     Other                                      5,821         4,653             --            --
Forward Contracts:
     Currencies                               662,980       233,373        640,634       373,816
                                           ----------    -----------    ----------    -----------
                                           $1,430,755     $ 422,534     $1,524,614     $ 437,057
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the Partnership's trading revenues for the three years ended December 31, 1997.

                                              1997          1996          1995
                                           ----------    ----------    ----------
Futures Contracts:
  Domestic exchanges
     Financial                             $  210,426    $   81,856    $  624,688
     Currencies                                24,502       545,421       686,767
     Other                                   (555,667)      430,200      (284,497)
  Foreign exchanges
     Financial                              1,128,447     1,816,042     1,817,842
     Currencies                                    --      (445,409)     (394,837)
     Other                                   (109,842)           --         7,256
Forward Contracts:
     Currencies                             2,131,390     1,031,787     4,799,059
Foreign Currencies                              7,109      (530,419)           --
                                           ----------    ----------    ----------
                                           $2,836,365    $2,929,478    $7,256,278
                                           ----------    ----------    ----------
                                           ----------    ----------    ----------

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

   At December 31, 1997, 100% of the Partnership's total net assets was allocated to commodities trading. A significant portion of the net asset value was held in U.S. Treasury bills (which represented approximately 75% of the net asset value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that U.S. Treasury bills bear to the net asset value varies each day, and from month to month, as the market value of commodity interests changes. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

   The commodities contracts are subject to periods of illiquidity because of market conditions, regulatory considerations and other reasons. For example, commodity exchanges limit fluctuations in commodity futures contract prices during a single day by regulations referred to as 'daily limits.' During a single day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent the Partnership from promptly liquidating its commodity futures positions.

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

   Redemptions by limited partners recorded for the years ended December 31, 1997, 1996 and 1995 were $2,141,221, $2,476,020 and $5,181,142, respectively.
Redemptions by the General Partner for the years ended December 31, 1997 and 1996 were $21,663 and $576,013, respectively. Redemptions by limited partners and the General Partner from the commencement of operations, May 12, 1989, through December 31, 1997 totalled $140,332,868 and $1,598,748, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Unit as of December 31, 1997 was $147.88, an increase of 7.93% from the December 31, 1996 net asset value per Unit of $137.02, which was an increase of 8.58% from the December 31, 1995 net asset value per Unit of $126.19. The MAR (Managed Account Reports) Fund/Pool Index, which tracked the performance of 315 futures funds in 1997, returned 9.34%, outperforming the Partnership. Past performance is not necessarily indicative of future results.

   The Partnership was profitable in 1997 as gains were achieved in the currency, financial, metal and index sectors. Gains were somewhat offset by losses in the energy, soft and grain sectors.

   In the currency sector, the Japanese yen weakened throughout the year as a result of volatility in the Asian market which resulted in gains. Additionally, the Partnership had strong gains in Deutsche marks, which weakened in world markets along with other European currencies, as hopes rose for the fruition of the European Monetary Union. Financial sector positions profited as Japanese Government bond yields fell to historic lows as Japan sank relentlessly into a recession followed by a string of financial sector bankruptcies.

Strong gains were also recorded in Australian ten-year bonds and three-year notes and in Italian and German bond positions.

   In the metal sector, gold prices pursued a steep path downward and silver prices reached an eight-year high on strong global demand leading to gains in corresponding positions.

   Offsetting gains were losses, focused mainly on light crude oil positions in the energy sector. Energy contracts lost across the board as instability in the Middle East, the world's largest energy producing region, caused increased volatility making it difficult to identify any trends.

   Interest income declined approximately $18,000 for the year ended December 31, 1997 compared to 1996. This decrease was due to fewer funds available for investment in U.S. Treasury bills resulting from the liquidation of such investments for the payment of redemptions, which outweighed the increase in available funds from the Partnership's positive 1997 trading performance. Poor trading performance during the first nine months of 1996, coupled with redemptions, reduced the amount of funds available for investment in U.S. Treasury bills during 1996. These factors, as well as a decrease in interest rates in 1996 versus 1995, resulted in a decrease in interest income of approximately $237,000 during 1996 compared to 1995.

   Commissions are calculated on the net asset value on the first day of each month and, therefore, vary based on monthly trading performance and redemptions. Commissions decreased by approximately $39,000 for the year ended December 31, 1997 as compared to 1996 due to lower monthly net asset values caused by redemptions, offset, in part, by positive 1997 trading performance. In the year ended December 31, 1996 as compared to 1995, commissions decreased by approximately $308,000 due to the effect of poor trading performance during the first nine months of 1996, as well as redemptions, on the monthly net asset values.

   All trading decisions are currently made by John W. Henry & Company, Inc. (the 'Trading Manager'). Management fees are calculated on the net asset value as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by approximately $20,000 and $167,000 during the years ended December 31, 1997 and 1996 compared to the comparable periods in the prior years for the same reasons commissions decreased as discussed above.

   Incentive fees are based on New High Net Trading Profits generated by the Trading Manager, as defined in the Advisory Agreement between the Partnership, the General Partner and Trading Manager. Trading performance resulted in incentive fees of approximately $13,000 and $438,000 for the years ended December 31, 1997 and 1995. No incentive fees were earned during 1996.

   General and administrative expenses decreased by approximately $13,000 for the year ended December 31, 1997 compared to 1996 and approximately $18,000 for the year ended December 31, 1996 compared to 1995. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership, in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners. These decreases were due to a reduction in overall costs associated with administering the Partnership including continuing declines in printing and postage costs as limited partners redeem their Units.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1997.

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

     SEAPORT FUTURES
     MANAGEMENT, INC.
     (General Partner)

     By: Barbara J. Brooks
     Treasurer and Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 1997 was $178.

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