Form 10-K, Exhibit 13
period 1998-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND L P
filed 1999-03-31
CIK 846176

                                                          1998
--------------------------------------------------------------------------------
Prudential-Bache                                          Annual
Capital Return Futures                                    Report
Fund L.P.

                      LETTER TO LIMITED PARTNERS FOR
               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.

PricewaterhouseCoopers (LOGO)

                                          PricewaterhouseCoopers LLP
                                          1177 Avenue the Americas
                                          New York, NY 10036
                                          Telephone (212) 596 8000
                                          Facsimile (212) 596 8910

                       Report of Independent Accountants

January 26, 1999

To the General Partner and
Limited Partners of
Prudential-Bache Capital Return Futures Fund L.P.

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund L.P. at December 31, 1998 and 1997, and the results of its operations for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                        --------------------------
                                                                           1998           1997
--------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash                                                                    $ 3,166,467    $ 3,259,537
U.S. Treasury bills, at amortized cost                                   11,092,586     13,007,441
Net unrealized gain on open commodity positions                           1,007,956      1,177,521
                                                                        -----------    -----------
Total assets                                                            $15,267,009    $17,444,499
                                                                        -----------    -----------
                                                                        -----------    -----------

LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $   408,971    $   291,915
Management fees payable                                                      50,656         57,913
Accrued expenses                                                             57,613         52,908
Due to affiliates                                                            12,481         17,580
Incentive fee payable                                                            --         12,998
                                                                        -----------    -----------
Total liabilities                                                           529,721        433,314
                                                                        -----------    -----------

Commitments
Partners' capital
Limited partners (99,743 and 113,880 units outstanding)                  14,589,844     16,840,972
General partner (1,008 and 1,151 units outstanding)                         147,444        170,213
                                                                        -----------    -----------
Total partners' capital                                                  14,737,288     17,011,185
                                                                        -----------    -----------
Total liabilities and partners' capital                                 $15,267,009    $17,444,499
                                                                        -----------    -----------
                                                                        -----------    -----------

Net asset value per limited and general partnership unit ('Units')      $    146.27    $    147.88
                                                                        -----------    -----------
                                                                        -----------    -----------
--------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements.

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                            ----------------------------------------
                                                               1998           1997           1996
----------------------------------------------------------------------------------------------------
REVENUES
Net realized gain                                           $1,301,509     $1,602,156     $3,400,298
Change in net unrealized gain/loss                            (169,565)     1,234,209       (470,820)
Interest from U.S. Treasury bills                              572,873        676,690        694,789
                                                            ----------     ----------     ----------
                                                             1,704,817      3,513,055      3,624,267
                                                            ----------     ----------     ----------
EXPENSES
Commissions                                                  1,214,818      1,377,622      1,416,851
Management fees                                                608,574        695,451        715,244
Incentive fees                                                      --         12,998             --
General and administrative                                     140,001        148,399        161,330
                                                            ----------     ----------     ----------
                                                             1,963,393      2,234,470      2,293,425
                                                            ----------     ----------     ----------
Net income (loss)                                           $ (258,576)    $1,278,585     $1,330,842
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                            $ (255,983)    $1,265,788     $1,341,731
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
General partner                                             $   (2,593)    $   12,797     $  (10,889)
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND
GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average limited and
  general partnership unit                                  $    (2.39)    $    10.34     $     9.23
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
Weighted average number of limited and general
  partnership units outstanding                                108,183        123,618        144,158
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED        GENERAL
                                                UNITS        PARTNERS        PARTNER         TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1995            155,448     $18,850,694     $ 765,981     $19,616,675
Net income (loss)                                  --         1,341,731       (10,889)      1,330,842
Redemptions                                     (24,839)     (2,476,020)     (576,013)     (3,052,033)
                                               --------     -----------     ---------     -----------
Partners' capital--December 31, 1996            130,609      17,716,405       179,079      17,895,484
Net income                                         --         1,265,788        12,797       1,278,585
Redemptions                                     (15,578)     (2,141,221)      (21,663)     (2,162,884)
                                               --------     -----------     ---------     -----------
Partners' capital--December 31, 1997            115,031      16,840,972       170,213      17,011,185
Net loss                                           --          (255,983)       (2,593)       (258,576)
Redemptions                                     (14,280)     (1,995,145)      (20,176)     (2,015,321)
                                               --------     -----------     ---------     -----------
Partners' capital--December 31, 1998            100,751     $14,589,844     $ 147,444     $14,737,288
                                               --------     -----------     ---------     -----------
                                               --------     -----------     ---------     -----------
-----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Capital Return Futures Fund L.P. (the 'Partnership') is a Delaware limited partnership formed on January 26, 1989 to engage in the speculative trading of commodity futures, forward and options contracts. The Partnership will terminate on December 31, 2009 unless terminated sooner under the provisions of the Amended and Restated Agreement of Limited Partnership (the 'Partnership Agreement'). These provisions, as set forth in Article XVII of the Partnership Agreement include, but are not limited to, the dissolution of the Partnership if the Partnership's net asset value declines to less than $10 million as of the end of any business day. On May 12, 1989, the Partnership completed its offering and raised $139,151,000 from the sale of 1,377,053 units of limited partnership interest and 14,457 units of general partnership interest.

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

   During the three years ended December 31, 1998, 100% of the Partnership's assets were allocated for commodity trading purposes. The General Partner generally maintains not less than 75% of the Partnership's net assets in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining 25% of the net assets is held in cash in commodity trading accounts.

   Since July 1994, all trading decisions for the Partnership have been made by John W. Henry & Company, Inc. (the 'Trading Manager'), an independent commodities trading manager. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

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

   To the extent practicable, the Partnership invests a significant portion of its net assets in U.S. Treasury bills, which are often used to fulfill margin requirements. U.S. Treasury bills are carried at amortized cost which approximates market. Interest on these obligations accrues for the benefit of the Partnership.

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

   Distributions (other than redemptions of Units) are made at the sole discretion of the General Partner on a pro rata basis in accordance with the respective capital accounts of the partners. No distributions have been made since inception.

   The Partnership Agreement provides that a partner may redeem its Units as of the last business day of any full calendar quarter at the then current net asset value per Unit.

New Accounting Guidance

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS 133'), which the Partnership is required to adopt effective January 1, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. The Partnership does not believe the effect of adoption will be material.

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

   The costs incurred for these services for the years ended December 31, 1998, 1997 and 1996 were:

                                                        1998           1997           1996
                                                     ----------------------------------------
        Commissions                                  $1,214,818     $1,377,622     $1,416,851
        General and administrative                       65,400         91,077         92,346
                                                     ----------     ----------     ----------
             Total                                   $1,280,218     $1,468,699     $1,509,197
                                                     ----------     ----------     ----------
                                                     ----------     ----------     ----------

   The Partnership's assets are maintained either in trading or cash accounts with PSI, the Partnership's commodity broker, or for margin purposes, with the various exchanges on which the Partnership is permitted to trade.

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

E. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the years ended December 31, 1998, 1997 and 1996, respectively:

                                                               1998           1997           1996
                                                             ---------------------------------------
Net income (loss) per financial statements                   $(258,576)    $1,278,585     $1,330,842
Change in unrealized gain/loss on nonregulated
  commodity positions and foreign currencies                   (51,990)      (532,445)       709,383
                                                             ---------     ----------     ----------
Tax basis net income (loss)                                  $(310,566)    $  746,140     $2,040,225
                                                             ---------     ----------     ----------
                                                             ---------     ----------     ----------

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

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the contracts (or commodities underlying the contracts) frequently result in changes in the Partnership's unrealized gain (loss) on open commodity positions reflected in the statements of financial condition. The Partnership's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by the Partnership as well as the liquidity of the markets in which the contracts are traded.

   Futures and options contracts are traded on organized exchanges and are thus distinguished from forward contracts which are entered into privately by the parties. The credit risks associated with futures and options contracts are typically perceived to be less than those associated with forward contracts, because exchanges typically provide clearinghouse arrangements in which the collective credit (subject to certain limitations) of the members of the exchanges is pledged to support the financial integrity of the exchange. On the other hand, the Partnership must rely solely on the credit of its broker (PSI) with respect to forward transactions. The Partnership presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition because it has a master netting agreement with PSI.

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

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1998 such segregated assets totalled $4,855,688. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $10,532,496 at December 31, 1998. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1998, the Partnership's open forward contracts mature within three months and open futures contracts mature within one year.

   At December 31, 1998 and 1997, gross contract amounts of open futures and forward contracts are:

                                                                       1998             1997
                                                                    -----------      -----------
     Currency Forward Contracts:
       Commitments to purchase                                      $  546,406       $8,299,224
       Commitments to sell                                           1,960,358       21,741,261
     Currency Futures Contracts:
       Commitments to purchase                                       5,617,987               --
       Commitments to sell                                           4,238,887               --
     Financial Futures Contracts:
       Commitments to purchase                                      39,193,849       64,953,831
       Commitments to sell                                          83,475,164       28,551,074
     Other Futures Contracts:
       Commitments to purchase                                       1,139,330        3,287,779
       Commitments to sell                                           3,588,609        7,476,710

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

   At December 31, 1998 and 1997, the fair value of open futures and forwards contracts was:

                                                     1998                         1997
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $    9,844     $ 106,650     $   80,344     $      --
     Currencies                               178,225        41,112             --            --
     Other                                    114,222        42,294        611,279        68,124
  Foreign exchanges
     Financial                              1,080,633        88,960        250,118        66,494
     Other                                     29,238         4,015         16,249         1,735
Forward Contracts:
     Currencies                                 6,297       127,472        622,474       266,590
                                           ----------    -----------    ----------    -----------
                                           $1,418,459     $ 410,503     $1,580,464     $ 402,943
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the average fair value of futures and forward contracts during the year ended December 31, 1998 and 1997, respectively.

                                                     1998                         1997
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $  134,577     $  26,687     $   92,498     $  12,619
     Currencies                                13,710         4,526         59,637        14,160
     Other                                    222,938        59,529        255,036       105,041
  Foreign exchanges
     Financial                                460,007        60,931        354,783        52,688
     Other                                     22,255         9,947          5,821         4,653
Forward Contracts:
     Currencies                               563,410       481,174        662,980       233,373
                                           ----------    -----------    ----------    -----------
                                           $1,416,897     $ 642,794     $1,430,755     $ 422,534
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the Partnership's trading revenues for the three years ended December 31, 1998.

                                              1998          1997          1996
                                           ----------    ----------    ----------
Futures Contracts:
  Domestic exchanges
     Financial                             $  145,038    $  210,426    $   81,856
     Currencies                                76,951        24,502       545,421
     Other                                   (457,560)     (555,667)      430,200
  Foreign exchanges
     Financial                              1,594,170     1,128,447     1,816,042
     Currencies                                    --            --      (445,409)
     Other                                     93,497      (109,842)           --
Forward Contracts:
     Currencies                              (320,152)    2,131,390     1,031,787
Foreign Currencies                                 --         7,109      (530,419)
                                           ----------    ----------    ----------
                                           $1,131,944    $2,836,365    $2,929,478
                                           ----------    ----------    ----------
                                           ----------    ----------    ----------

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

   At December 31, 1998, 100% of the Partnership's total net assets was allocated to commodities trading. A significant portion of the net asset value was held in U.S. Treasury bills (which represented approximately 73% of the net asset value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

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

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The Partnership's exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationship among the contracts held. The inherent uncertainty of the Partnership's speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond the Partnership's experience to date and could ultimately lead to a loss of all or substantially all of investors' capital. The General Partner attempts to minimize these risks by requiring the Partnership's Trading Manager to abide by various trading limitations and policies. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures, forward and options contracts.

   Redemptions by limited partners recorded for the years ended December 31, 1998, 1997 and 1996 were $1,995,145, $2,141,221 and $2,476,020, respectively.
Redemptions by the General Partner for the years ended December 31, 1998, 1997 and 1996 were $20,176, $21,663 and $576,013, respectively. Redemptions by limited partners and the General Partner from the commencement of operations, May 12, 1989, through December 31, 1998 totalled $142,328,013 and $1,618,924, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Unit as of December 31, 1998 was $146.27, a decrease of 1.09% from the December 31, 1997 net asset value per Unit of $147.88, which was an increase of 7.93% from the December 31, 1996 net asset value per Unit of $137.02. The MAR (Managed Account Reports) Fund/Pool Index, which tracked the performance of 281 and 315 futures funds in 1998 and 1997, returned 6.57% and 9.34%, respectively. Past performance is not necessarily indicative of future results.

   The Partnership's negative performance in 1998 was attributable to losses incurred in the metal, index, currency and soft sectors offset, in part, by gains in the financial, energy and grain sectors.

   The metal sector caused the largest losses for the Partnership due to positions in gold, silver and copper. Silver positions incurred losses as declining warehouse inventories caused prices to rise.

   Volatility in various global stock markets fueled 1998 losses, particularly in the Nikkei Dow and the SFE index. Positions in the currency sector also experienced losses. In Malaysia, we witnessed the introduction of capital controls, and the potential for the chilling effects of a new order of international capital controls. Also impacting the currency markets was Hong Kong's severe intervention in its stock market and Japan's inability to come to terms with banking and overall economic growth problems.

   The Partnership generated significant profits from positions in the financial sector, which provided various profit earning opportunities throughout the year. Sector performance was driven by governmental and economical conditions in the Far East. Positions in Japanese government bonds were particularly profitable as investors reacted throughout the year to news concerning the Japanese government's economic stimulus package. As the year continued, investors, in a flight to quality, moved out of stocks and back into bonds due to the devaluation of the Russian ruble and concerns regarding the stability of Japanese banks.

   Energy sector positions also achieved gains for the Partnership. Towards the end of the year, crude oil prices fell to levels not seen since 1986 as OPEC failed to reach an agreement on further production cutbacks.

   Interest income is earned on the Partnership's investment in U.S. Treasury bills and varies monthly according to interest rates, trading performance, and redemptions. Interest income declined approximately $104,000 for the year ended December 31, 1998 compared to 1997. This decrease was primarily due to the effect of declining interest rates during the current year, as well as the effect of fewer funds available for investments in U.S. Treasury bills resulting from the liquidation of such investments for the payment of redemptions. Interest income declined approximately $18,000 for the year ended December 31, 1997 compared to 1996. This decrease was due primarily to the liquidation of U.S. Treasury bills for the payment of redemptions, which outweighed the increase in available funds from the Partnership's positive 1997 trading performance.

   Commissions are calculated on the net asset value on the first day of each month and, therefore, vary based on monthly trading performance and redemptions. Commissions decreased approximately $163,000 for the year ended December 31, 1998 compared to 1997 primarily due to the effect of redemptions on the monthly net asset values. Commissions decreased by approximately $39,000 for the year ended December 31, 1997 as compared to 1996 due to lower monthly net asset values caused by redemptions offset, in part, by positive 1997 trading performance.

   All trading decisions are currently made by John W. Henry & Company, Inc. (the 'Trading Manager'). Management fees are calculated on the net asset value as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by approximately $87,000 and $20,000 during the years ended December 31, 1998 and 1997 compared to the comparable periods in the prior years for the same reasons commissions decreased as discussed above.

   Incentive fees are based on New High Net Trading Profits generated by the Trading Manager, as defined in the Advisory Agreement among the Partnership, the General Partner and the Trading Manager. Trading performance resulted in incentive fees of approximately $13,000 for the year ended December 31, 1997. No incentive fees were earned during 1998 and 1996.

   General and administrative expenses decreased by approximately $8,000 for the year ended December 31, 1998 compared to 1997 and approximately $13,000 for the year ended December 31, 1997 compared to 1996. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership, in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners. These decreases were due to a reduction in overall costs associated with administering the Partnership including continuing declines in printing and postage costs as limited partners redeem their Units.

New Accounting Guidance

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS 133'), which the Partnership is required to adopt effective January 1, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. The Partnership does not believe the effect of adoption will be material.

Year 2000 Risk

  Investment funds, like financial and business organizations and individuals around the world, depend on the smooth functioning of computer systems. The year 2000, however, holds the potential for a significant disruption in the operation of these systems. Many computer systems in use today cannot distinguish the year 2000 from the year 1900 because of the way in which dates are encoded. This is commonly known as the 'Year 2000 Problem.' The Partnership could be adversely affected if computer systems used by it or any third party with whom it has a material relationship do not properly perform date comparisons and calculations concerning dates on or after January 1, 2000, which in turn could have a negative impact on the handling or determination of trades and prices and the services provided to the Partnership.

  The Partnership has engaged third parties to perform primarily all of the services it needs. Accordingly, the Partnership's Year 2000 problems, if any, are not its own but those that center on the ability of the General Partner, Prudential Securities Incorporated, its Trading Manager and any other third party with whom the Partnership has a material relationship (individually, a 'Service Provider,' and collectively, the 'Service Providers') to address and correct problems that may cause their systems not to function as intended as a result of the Year 2000 Problem.

  The Partnership has received assurance from its General Partner and Prudential Securities Incorporated that they anticipate being able to continue their operations without any material adverse impact from the Year 2000 Problem. Although other Service Providers, such as the Partnership's Trading Manager, have not made similar representations to the Partnership, the Partnership has no reason to believe that these Service Providers will not take steps necessary to avoid any material adverse impact on the Partnership, though there can be no assurance that this will be the case. The costs or consequences of incomplete or untimely resolution of the Year 2000 Problem by the Service Providers, or by governments, exchanges, clearinghouses, regulators, banks and other third parties, are unknown to the Partnership at this time, but could have a material adverse impact on the operations of the Partnership. The General Partner will promptly notify the Partnership's limited partners in the event it determines that the Year 2000 Problem will have a material adverse impact on the Partnership's operations.

  The Partnership has considered various alternatives as a contingency plan. If the Year 2000 Problems are systemic, for example, the federal government, the banking system, exchanges or utilities are affected materially, there may no adequate contingency plan for the Partnership to follow other than to suspend operations. If the Year 2000 Problems are related to one or more of the other Service Providers selected by the Partnership, the Partnership believes that each such Service Provider is prepared to address any Year 2000 Problems which arise that could have a material adverse impact on the Partnership's operations.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1998.

--------------------------------------------------------------------------------
      I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Prudential-Bache Capital Return Futures Fund L.P. is accurate and complete.

     SEAPORT FUTURES
     MANAGEMENT, INC.
     (General Partner)

     By: Barbara J. Brooks
     Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 1998 was $129.

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