Form 10-K, Exhibit 13
period 1999-12-31
PRUDENTIAL BACHE CAPITAL RETURN FUTURES FUND L P
filed 2000-03-30
CIK 846176

                        LETTER TO LIMITED OWNERS FOR
               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.

PricewaterhouseCoopers (LOGO)

                                            PricewaterhouseCoopers LLP
                                            1177 Avenue of the Americas
                                            New York, NY 10036
                                            Telephone (212) 596 8000
                                            Facsimile (212) 596 8910


                       Report of Independent Accountants

To the General Partner and
Limited Partners of
Prudential-Bache Capital Return Futures Fund L.P.

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Capital Return Futures Fund L.P. at December 31, 1999 and 1998, and the results of its operations for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the General Partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

January 28, 2000

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                        --------------------------
                                                                           1999           1998
--------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                    $ 2,746,277    $ 3,166,467
U.S. Treasury bills, at amortized cost                                    8,532,471     11,092,586
Net unrealized gain on open futures contracts                               287,516      1,129,131
Net unrealized gain on open forward contracts                                74,828             --
                                                                        -----------    -----------
Total assets                                                            $11,641,092    $15,388,184
                                                                        -----------    -----------
                                                                        -----------    -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $   301,577    $   408,971
Net unrealized loss on open forward contracts                                    --        121,175
Management fees payable                                                      38,444         50,656
Accrued expenses                                                             62,651         57,613
Due to affiliates                                                            45,198         12,481
                                                                        -----------    -----------
Total liabilities                                                           447,870        650,896
                                                                        -----------    -----------
Commitments
Partners' capital
Limited partners (85,245 and 99,743 units outstanding)                   11,081,169     14,589,844
General partner (862 and 1,008 units outstanding)                           112,053        147,444
                                                                        -----------    -----------
Total partners' capital                                                  11,193,222     14,737,288
                                                                        -----------    -----------
Total liabilities and partners' capital                                 $11,641,092    $15,388,184
                                                                        -----------    -----------
                                                                        -----------    -----------

Net asset value per limited and general partnership unit ('Units')      $    129.99    $    146.27
                                                                        -----------    -----------
                                                                        -----------    -----------
--------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements.

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                           -----------------------------------------
                                                              1999            1998           1997
----------------------------------------------------------------------------------------------------
REVENUES
Net realized gain                                          $   496,859     $1,301,509     $1,602,156
Change in net unrealized gain/loss                            (645,612)      (169,565)     1,234,209
Interest from U.S. Treasury bills                              470,148        572,873        676,690
                                                           -----------     ----------     ----------
                                                               321,395      1,704,817      3,513,055
                                                           -----------     ----------     ----------
EXPENSES
Commissions                                                  1,084,856      1,214,818      1,377,622
Management fees                                                539,392        608,574        695,451
Incentive fees                                                      --             --         12,998
General and administrative                                     147,286        140,001        148,399
                                                           -----------     ----------     ----------
                                                             1,771,534      1,963,393      2,234,470
                                                           -----------     ----------     ----------
Net income (loss)                                          $(1,450,139)    $ (258,576)    $1,278,585
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                           $(1,435,625)    $ (255,983)    $1,265,788
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
General partner                                            $   (14,514)    $   (2,593)    $   12,797
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND
GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average limited and
  general partnership unit                                 $    (15.31)    $    (2.39)    $    10.34
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
Weighted average number of limited and general
  partnership units outstanding                                 94,717        108,183        123,618
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED        GENERAL
                                                UNITS        PARTNERS        PARTNER         TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1996            130,609     $17,716,405     $ 179,079     $17,895,484
Net income                                           --       1,265,788        12,797       1,278,585
Redemptions                                     (15,578)     (2,141,221)      (21,663)     (2,162,884)
                                               --------     -----------     ---------     -----------
Partners' capital--December 31, 1997            115,031      16,840,972       170,213      17,011,185
Net loss                                             --        (255,983)       (2,593)       (258,576)
Redemptions                                     (14,280)     (1,995,145)      (20,176)     (2,015,321)
                                               --------     -----------     ---------     -----------
Partners' capital--December 31, 1998            100,751      14,589,844       147,444      14,737,288
Net loss                                             --      (1,435,625)      (14,514)     (1,450,139)
Redemptions                                     (14,644)     (2,073,050)      (20,877)     (2,093,927)
                                               --------     -----------     ---------     -----------
Partners' capital--December 31, 1999             86,107     $11,081,169     $ 112,053     $11,193,222
                                               --------     -----------     ---------     -----------
                                               --------     -----------     ---------     -----------
-----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

               PRUDENTIAL-BACHE CAPITAL RETURN FUTURES FUND L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Capital Return Futures Fund L.P. (the 'Partnership') is a Delaware limited partnership formed on January 26, 1989 to engage in the speculative trading of commodity futures, forward and options contracts. On May 12, 1989, the Partnership completed its offering having raised $139,151,000 from the sale of 1,377,053 units of limited partnership interest and 14,457 units of general partnership interest.

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

   During the three years ended December 31, 1999, 100% of the Partnership's assets were allocated for commodity trading purposes. The General Partner generally maintains not less than 75% of the Partnership's net assets in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining 25% of the net assets is held in cash in commodity trading accounts.

   Since July 1994, all trading decisions for the Partnership have been made by John W. Henry & Company, Inc. (the 'Trading Manager'), an independent commodities trading manager. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

Termination of the Partnership

   The Partnership will terminate on December 31, 2009 unless terminated sooner under the provisions of the Amended and Restated Agreement of Limited Partnership (the 'Partnership Agreement'). These provisions, as set forth in
Article XVII of the Partnership Agreement, include the dissolution of the Partnership if the Partnership's net asset value declines to less than $10 million as of the end of any business day. Consequently, given the Partnership's net asset value at December 31, 1999, subsequent poor trading performance and/or redemptions may cause the Partnership's net asset value to fall below $10 million as early as March 31, 2000 and, therefore, would result in the ultimate liquidation and dissolution of the Partnership.

B. Summary of Significant Accounting Policies

Basis of accounting

   The financial statements of the Partnership are prepared in accordance with generally accepted accounting principles.

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

   Certain balances from the prior year have been reclassified to conform with the current financial statement presentation.

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

Accounting for Derivative Instruments

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Partnership adopted effective October 1, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. SFAS No. 133 supersedes SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments and SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk which required the disclosure of average aggregate fair values and contract/notional values, respectively, of derivative financial instruments for an entity like the Partnership which carries its assets at fair value. The General Partner does not believe the adoption of SFAS No. 133 has a material effect on the carrying value of assets and liabilities within the financial statements.

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

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services; accounting and financial management; registrar, transfer and assignment functions; investor communications; printing and other administrative services.

   The costs incurred for these services for the years ended December 31, 1999, 1998 and 1997 were:

                                                        1999           1998           1997
                                                     ----------------------------------------
        Commissions                                  $1,084,856     $1,214,818     $1,377,622
        General and administrative                       72,450         65,400         91,077
                                                     ----------     ----------     ----------
             Total                                   $1,157,306     $1,280,218     $1,468,699
                                                     ----------     ----------     ----------
                                                     ----------     ----------     ----------

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

E. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the years ended December 31, 1999, 1998 and 1997, respectively:

                                                               1999           1998           1997
                                                            ----------------------------------------
Net income (loss) per financial statements                  $(1,450,139)    $(258,576)    $1,278,585
Change in unrealized gain/loss on nonregulated
  commodity positions and foreign currencies                    103,661       (51,990)      (532,445)
                                                            -----------     ---------     ----------
Tax basis net income (loss)                                 $(1,346,478)    $(310,566)    $  746,140
                                                            -----------     ---------     ----------
                                                            -----------     ---------     ----------

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

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the contracts (or commodities underlying the contracts) frequently result in changes in the Partnership's unrealized gain (loss) on open futures and forward positions reflected in the statements of financial condition. The Partnership's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by the Partnership as well as the liquidity of the markets in which the contracts are traded.

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

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership and its Trading Manager to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties (currently, PSI is the sole counterparty or broker); limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. Additionally, the Advisory Agreement among the Partnership, the General Partner and the Trading Manager may be terminated if the net asset value allocated to the Trading Manager as of the last day of the then current year declines by 40% from the beginning of any year and will terminate automatically if the net asset value declines by 33 1/3% since the initial allocation of assets to the Trading Manager (September 1, 1990). Furthermore, the Agreement of Limited Partnership provides that the Partnership will liquidate its positions, and eventually dissolve, if the Partnership experiences a decline in the net asset value of 50% since the commencement of trading activities. In each case, the decline in the net asset value is after giving effect for distributions and redemptions. The General Partner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Manager as it, in good faith, deems to be in the best interests of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1999 such segregated assets totalled $6,836,293. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $4,729,971 at December 31, 1999. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1999, the Partnership's open forward contracts mature within three months and open futures contracts mature within one year.

   Gross contract amounts represent the Partnership's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures, forward or options contract). Gross contract amounts significantly exceed future cash requirements as the Partnership intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the 'fair value' of its futures and forward contracts to be the net unrealized gain or loss on the contracts. Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross contract amounts involved, while the market risk associated with its commitments to sell is unlimited since the Partnership's potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   At December 31, 1998, gross contract amounts of open futures and forward contracts were:

                                              1998
                                           -----------
  Currency Forwards:
     Commitments to purchase               $   546,406
     Commitments to sell                     1,960,358
  Currency Futures:
     Commitments to purchase                 5,617,987
     Commitments to sell                     4,238,887
  Interest Rate Futures:
     Commitments to purchase                37,950,345
     Commitments to sell                    83,475,164
  Stock Index Futures:
     Commitments to purchase                 1,243,504
  Commodity Futures:
     Commitments to purchase                 1,139,330
     Commitments to sell                     3,588,609

At December 31, 1999 and 1998, the fair value of open futures and forward contracts was:

                                                    1999                        1998
                                           -----------------------    -------------------------
                                            Assets     Liabilities      Assets      Liabilities
                                           --------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Interest rates                        $101,013     $      --     $    9,844     $ 106,650
     Currencies                             121,537        38,060        178,225        41,112
     Commodities                            104,468        59,741        114,222        42,294
  Foreign exchanges
     Interest rates                          49,056        24,607      1,068,363        43,340
     Stock indices                           22,927            --         12,270        45,620
     Commodities                             20,908         9,985         29,238         4,015
Forward Contracts:
     Currencies                             116,345        41,517          6,297       127,472
                                           --------    -----------    ----------    -----------
                                           $536,254     $ 173,910     $1,418,459     $ 410,503
                                           --------    -----------    ----------    -----------
                                           --------    -----------    ----------    -----------

   The following table presents the average fair value of futures and forward contracts during the year ended December 31, 1998.

                                                                        1998
                                                             --------------------------
                                                               Assets       Liabilities
                                                             ----------     -----------
               Futures Contracts:
                 Domestic exchanges
                    Interest rates                           $  134,577      $  26,687
                    Currencies                                   13,710          4,526
                    Commodities                                 222,938         59,529
                 Foreign exchanges
                    Interest rates                              428,420         41,763
                    Stock indices                                31,587         19,168
                    Commodities                                  22,255          9,947
               Forward Contracts:
                    Currencies                                  563,410        481,174
                                                             ----------     -----------
                                                             $1,416,897      $ 642,794
                                                             ----------     -----------
                                                             ----------     -----------

   The following table presents the Partnership's trading revenues for the years ended December 31, 1998 and 1997.

                                              1998          1997
                                           ----------    ----------
Future Contracts:
  Domestic exchanges
     Interest rates                        $  145,038    $  210,426
     Currencies                                76,951        24,502
     Commodities                             (457,560)     (555,667)
  Foreign exchanges
     Interest rates                         2,018,258       897,749
     Stock indices                           (424,088)      230,698
     Commodities                               93,497      (109,842)
Forward Contracts:
     Currencies                              (320,152)    2,131,390
Foreign Currencies:                                --         7,109
                                           ----------    ----------
                                           $1,131,944    $2,836,365
                                           ----------    ----------
                                           ----------    ----------

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

   The Partnership Agreement provides that a partner may redeem its Units as of the last business day of any full calendar quarter at the then current net asset value per Unit. Redemptions by limited partners recorded for the years ended December 31, 1999, 1998 and 1997 were $2,073,050, $1,995,145 and $2,141,221, respectively. Redemptions by the General Partner for the years ended December 31, 1999, 1998 and 1997 were $20,877, $20,176 and $21,663, respectively.
Redemptions by limited partners and the General Partner from the commencement of operations, May 12, 1989, through December 31, 1999 totalled $144,401,063 and $1,639,801, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   As of March 28, 2000, the Partnership's estimated net asset value was approximately $10,432,000. Additionally, the General Partner has received first quarter 2000 redemption requests from limited partners, which when recorded on March 31, 2000, at $121.15 per Unit (the estimated net asset value per unit as of March 28, 2000), would cause the Partnership's net asset value to fall below $10 million and, in accordance with the provisions of the Partnership Agreement, would require the General Partner to dissolve the Partnership and begin its orderly liquidation. However, the net asset value as of March 31, 2000 is subject to the Partnership's trading results of March 29 through March 31, 2000.

   At December 31, 1999, 100% of the Partnership's total net assets was allocated to commodities trading. A significant portion of the net asset value was held in U.S. Treasury bills (which represented approximately 74% of the net asset value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that U.S. Treasury bills bears to the net asset value varies each day, and from month to month, as the market value of commodity interests changes. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

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

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The Partnership's exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationship among the contracts held. The inherent uncertainty of the Partnership's speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond the Partnership's experience to date and could ultimately lead to a loss of all or substantially all of investors' capital. The General Partner attempts to minimize these risks by requiring the Partnership and its Trading Manager to abide by various trading limitations and policies which include limiting margin amounts, trading only in liquid markets and utilizing stop loss provisions. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures and forward contracts.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Unit as of December 31, 1999 was $129.99, a decrease of 11.13% from the December 31, 1998 net asset value per Unit of $146.27, which was an decrease of 1.09% from the December 31, 1997 net asset value per Unit of $147.88. The MAR (Managed Account Reports) Fund/Pool Index, which tracked the performance of 317 and 281 futures funds in 1999 and 1998, returned gains of 1.48% and 6.81%, respectively, outperforming the Partnership. Past performance is not necessarily indicative of future results.

   The Partnership's unfavorable performance in 1999 was attributed to losses from positions in the metal, financial, soft and index sectors. The currency and energy sectors incurred gains.

   The Partnership incurred losses in the metal sector primarily due to gold and silver positions. In the first quarter as the International Monetary Fund threatened to sell gold, prices declined causing losses for the Partnership's long positions. Further losses were incurred in September when the European Central Bank decided to limit sales and lending of gold, thus triggering strong market movement. Gold prices rose to 2-year highs over a 10-day period, causing short positions to incur losses. Silver moved in conjunction with gold as prices rallied towards the end of the third quarter and into the fourth quarter also generating losses.

   In the financial sector, the bear market trend in Japanese government bonds reversed when the Ministry of Finance announced that the Bank of Japan would continue supporting the bond market by purchasing sizable quantities of Japanese government bonds (JGBs). As a result, the Partnership sustained sizable losses from long JGB positions in the first quarter. JGBs added profits during the second quarter when long-term Japanese interest rates rose on concerns that more government bonds may be issued to finance the bailout of weaker Japanese banks. Volatile market action during the third and fourth quarters caused the Partnership's JGB positions to end the year at an overall net loss. In the third quarter long-term interest rates rose early on from concerns that more government bonds may be issued to finance the bailout of weaker Japanese banks. In the fourth quarter, JGBs benefited from a strong yen through November, but declined in price when a major rating agency was rumored to be considering a downgrade.

   Currency sector positions in the euro, Japanese yen and Swiss franc provided substantial profits for the Partnership. In the first quarter, the Partnership gained from the strength of the U.S. dollar as it benefited from the considerable slowdown in European growth and market sentiment that the European Central Bank would have to smooth the transition to the euro by cutting rates. As a result, gains were derived from long U.S. dollar crossrate positions against the Deutsche mark and Swiss franc. The euro's weakness continued into the second quarter due to deteriorating confidence in that currency and Italy's possible retraction from the European Economic Union. Consequently, the European Central Bank was rumored to be considering an interest rate hike in June. With the exception of the third quarter, short euro positions provided profits throughout the year. Strong profits were earned from Swiss franc positions in the first half of the year. Mid-year, the Swiss franc fell in value versus the U.S. dollar when the U.S. Federal Reserve increased interest rates by 0.25%. In Japan, the economy showed signs of a recovery during the second quarter, but Japanese officials feared a premature strengthening of the yen might dampen growth. The Bank of Japan intervened at various points throughout the year by selling yen. During November, the Japanese yen surged to a 4-year high against the U.S. dollar. Consequently, from the second through the fourth quarters, long yen positions benefited the Partnership.

   Long positions in the energy sector, specifically crude oil and derivative products, provided gains as prices rose throughout 1999. In the first quarter, energy markets surged as OPEC announced substantial cuts in crude oil exports. Crude oil prices continued to rally into the second quarter as extremely hot U.S. weather drove increased utility demand during June and following statements by Saudi Arabian and Mexican oil ministers reporting a high degree of compliance with OPEC production cuts. These production cuts continued to prove beneficial for oil markets throughout the third and fourth quarters.

   Interest income is earned on the Partnership's investment in U.S. Treasury bills and, therefore, varies monthly based on interest rates as well as the effect of trading performance and redemptions on the level of funds available for investment in U.S. Treasury bills. Interest income from U.S. Treasury bills declined approximately $103,000 and $104,000 for the years ended December 31, 1999 and 1998 compared to the prior years. These decreases are due to redemptions and poor trading performance as well as declining interest rates during 1999 and 1998.

   Commissions are calculated on the net asset value on the first day of each month and, therefore, vary based on monthly trading performance and redemptions. Commissions decreased approximately $130,000 and $163,000 for the years ended December 31, 1999 and 1998 compared to the prior years primarily due to the effect of redemptions and poor trading performance on the monthly net asset values.

   All trading decisions are currently made by John W. Henry & Company, Inc. (the 'Trading Manager'). Management fees are calculated on the net asset value as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by approximately $69,000 and $87,000 during the years ended December 31, 1999 and 1998 compared to the prior years for the same reasons commissions decreased as discussed above.

   Incentive fees are based on New High Net Trading Profits generated by the Trading Manager, as defined in the Advisory Agreement among the Partnership, the General Partner and the Trading Manager. Trading performance resulted in incentive fees of approximately $13,000 for the year ended December 31, 1997. No incentive fees were earned during 1999 and 1998.

   General and administrative expenses increased by approximately $7,000 for the year ended December 31, 1999 compared to 1998 but decreased approximately $8,000 for the year ended December 31, 1998 compared to 1997. These expenses include reimbursements of costs incurred by the General Partner on behalf of the Partnership in addition to accounting, audit, tax and legal fees as well as printing and postage costs related to reports sent to limited partners.

Accounting for Derivative Instruments

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Partnership adopted effective October 1, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. SFAS No. 133 supersedes SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments and SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk which required the disclosure of average aggregate fair values and contract/notional values, respectively, of derivative financial instruments for an entity like the Partnership which carries its assets at fair value. The adoption of SFAS No. 133 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

Year 2000 Risk

   The arrival of year 2000 was much anticipated and raised serious concerns about whether or not computer systems around the world would continue to function properly and the degree of 'Year 2000 Problems' that would have to be resolved.

   The Partnership engages third parties to perform primarily all of the services it needs and also relies on other third parties such as governments, exchanges, clearinghouses, vendors and banks. The Partnership has not experienced any material adverse impact on operations related to Year 2000 Problems. While the Partnership believes that it has mitigated its Year 2000 risk, the Partnership cannot guarantee that an as yet unknown Year 2000 failure will not have a material adverse effect on the Partnership's operations.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1999.

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 1999 was $125.

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

        Prudential Securities Incorporated
        P.O. Box 2016
        Peck Slip Station
        New York, New York 10272-2016

                                                          1999
--------------------------------------------------------------------------------
Prudential-Bache                                          Annual
Capital Return Futures                                    Report
Fund L.P.

Peck Slip Station                                   BULK RATE
P.O. Box 2016                                      U.S. POSTAGE
New York, NY 1027                                      PAID
                                                   Automatic Mail

9N17172-0